January 23, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Daniel Gordon - Branch Chief

Dear Mr. Gordon:

Re:	Chineseworldnet.com Inc. Form 20-F for the year ended December 31, 2005 File No. 000-33051

By this letter, Chineseworldnet.com Inc. (the “Company”) acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Joe K. F. Tai
______________________________
Joe K. F. Tai
President and CEO
Chineseworldnet.com Inc.